Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or other Jurisdiction of Incorporation

Sprague Operating Resources LLC	Delaware
Sprague Energy Solutions Inc.	Delaware
Sprague Connecticut Properties LLC	Delaware
Sprague Terminal Services LLC	Delaware